Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

[This information was placed on the Ameritrade Holding Corporation web site]

May 28, 2002

Dear Clients, Shareholders and Associates,

As you are probably aware, on April 8, 2002 Ameritrade Holding Corporation and Datek Online Holding Corporation announced a definitive agreement to merge. The combination of the two companies will result in a new standard for online brokerage, with innovative products and services, and a legacy of great value and quality client service.

I want to assure you that we are very committed to providing the clients of both companies with the best of the products and services currently offered by each company. To that end, the Ameritrade and Datek teams are working diligently on the plans for the integration that will occur after the merger is completed, with the client experience being our primary focus. To ensure that we are fully considering the needs and expectations of our clients we have:

•	Formed Client Advisory Groups representing each company to provide feedback on product and service changes and other changes and enhancements that may be offered as part of the combined company.

•	Initiated a comprehensive research plan to fully understand client relationships in order to help us to prioritize features and functions that you find most important.

•	Established a high level steering committee of senior managers who are specifically tasked with overseeing the integration process from the client’s perspective.

It will take us several months to work through the details of the integration and many decisions cannot be implemented until we receive the required approvals and the transaction closes. This is expected to occur within two to three months.

We intend to notify you as soon as we can of the enhancements, changes and positive benefits that are expected to result from this exciting transaction. We hope to be able to do this by mid to late summer.

We are very excited about bringing together these two leading brokerages to provide you with the combined power of an even better trading and investing experience. If you have any questions or comments along the way, I’d like to hear from you. Please e-mail me at joem@ameritrade.com.

Thank you,

Joe Moglia
Chief Executive Officer
Ameritrade Holding Corporation

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.